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Holland & Knight LLP | www.hklaw.com

Tammy Knight

954 468 7939

tammy.knight@hklaw.com

June 19, 2014

Via E-mail and EDGAR

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

Attention: Michael R. Clampitt

Re:	SWK Holdings Corporation (“SWK”)
Amendment No. 3 to Registration Statement on Form S-l
Filed May 20, 2014
File No. 333-193942 (the “Registration Statement”)

Dear Mr. Clampitt:

On behalf of SWK, we hereby respond to the Staff’s comment letter, dated June 5, 2014. SWK’s responses to the comments are set forth below.

General

1.          Please advise the staff as to why you are registering only 14,534,884 shares when if all 43,174,894 outstanding shares are converted at a .35015919 rate, considerably more shares will be needed.

Response to Comment 1

SWK had a total of 43,174,894 shares outstanding as of May 19, 2014 of which 534 are held in treasury and 1,665,000 are unvested shares of restricted stock. If all 41,509,360 shares of outstanding common stock participate in the rights offering, an additional 14,534,884 shares would be issued.

Questions and Answers Relating to the Rights Offering

How many shares will the Standby Purchaser and its affiliates own after the offerings, page 4

United States Securities and Exchange Commission

Division of Corporation Finance

Attn: Michael R. Clampitt

June 19, 2014

2.          We note that you received a letter from Carlson Capital offering to purchase an additional 80 million shares of your common stock at a price of $1.20 per share. Please revise to provide an update regarding the status of this offer. In addition, revise to provide the number of shares and the percentage of ownership that Carlson and its affiliated funds will hold if this offer is consummated, and if Carlson purchases the maximum number of shares in the rights offering.

Response to Comment 2

At this time, SWK does not have an update regarding the offer.

If Carlson Capital purchases an additional 80 million shares following the rights offering and assuming no other stockholder exercises it rights in the rights offering, Carlson Capital and its affiliates will own in the aggregate 77.6% of SWK’s outstanding common stock.

Prospectus Summary

Our Business, page 13

3.          We note your disclosure in your Form 8-K filed on May 28, 2014 that you received a non-binding proposal from an unrelated third party with respect to a proposed investment. Please provide more information regarding this proposal, including an update as to the status of any negotiations.

Response to Comment 3

The response to this question will be delivered supplementally to the Staff pursuant to a confidential treatment request under Rule 83 of the SEC’s Rules of Practice.

Notes to the Consolidated Financial Statements

Note 11. Income Taxes, page F-49

4.          We note your response to prior comment three in our letter dated May 5, 2014. We note the company determined that since they were not in a cumulative three year loss position at December 31, 2013, this removed the negative evidence. You also considered your new corporate strategy implemented in July 2012 and also determined that having five consecutive quarters of profitability (i.e. through the quarter ended December 31, 2013) and your projections of income for the 2014 to 2020 periods provided objectively verifiable positive evidence which resulted in a partial reversal of the deferred tax asset valuation allowance at year end December 31, 2013. Please provide us with the following additional information regarding your deferred tax asset valuation analysis at December 31, 2013 and at March 31, 2014:

United States Securities and Exchange Commission

Division of Corporation Finance

Attn: Michael R. Clampitt

June 19, 2014

•	Provide us with your projections of taxable income for fiscal 2013 and tell us when these projections were prepared.
•	Explain the differences between actual and forecasted results for each of the quarters of fiscal 2013.
•	Provide us with your projections of future taxable income for the 2014 to 2020 fiscal periods which includes the expected cash returns on existing investments as well as anticipated operating costs. In regard to any projections and assumptions utilized, provide us with specific evidence to support the assumptions such as the number of years in the projections, estimated growth rates for revenue and expense utilized as well as any other pertinent information.
•	Provide us with your analysis of how the partial amount of the deferred tax valuation allowance reversed at year end 2013 was determined.
•	Provide us with and explain the differences between actual and forecasted results for the quarterly period ended March 31, 2014.
•	Address the reasons for not reversing any of the deferred tax asset valuation allowance at March 31, 2014.

Response to Comment 4

The response to this question will be delivered supplementally to the Staff pursuant to a confidential treatment request under Rule 83 of the SEC’s Rules of Practice.

Please direct any questions or comments regarding this letter or the Registration Statement to me at 954-468-7939.

Very truly yours,

HOLLAND & KNIGHT LLP

/s/ Tammy Knight
Tammy Knight

cc:	Via E-mail
Erin Purnell
Laurie Green
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